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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ October 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Press Release: October 12, 2007
2. Press Release: October 18, 2007
3. Material Change Report: October 18, 2007
4. Press Release: October 22, 2007
5. Material Change Report: October 25, 2007

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                            Yes ___   No <u>xxx</u>



PEDIMENT ANNOUNCES GRANT OF OPTIONS

Vancouver, BC – October 12, 2007, Pediment Exploration Ltd. (TSXV: PEZ) ("Pediment"), has granted, under its Stock Option Plan, incentive stock options to certain employees and consultants of Pediment to purchase up to an aggregate of 400,000 common shares. The options will be exercisable for a period of five years from the date of grant at a price of $1.88 per share.

For additional information please contact Gary Freeman at (604) 682-4418.

On behalf of the board,

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.



October 18, 2007

Pediment and Inmet Mining begin Drill Testing Caborca Porphyry Targets

Pediment Exploration is pleased to report that a 2,000-metre, HQ-diameter, core drilling program has begun at its Caborca project in the Sonora-Mojave Megashear mineral belt in Sonora, Mexico. The program is funded by Inmet Mining (IMN-T) which can earn a 70% interest in the Caborca project by funding $5 million in exploration over four years. The drill program is designed to test copper-gold porphyry targets defined by IP geophysical surveys in conjunction with geological mapping and interpretation of surrounding, nearby outcrops which are indicative of porphyry mineralization. Pediment has contracted Layne de Mexico to carry out the drilling program in the Caborca project.

The drill program will consist of six holes, divided between the northern (Lista Blanca) and southern (San Juan) anomalies, respectively. Both anomalies are typified by high-chargeability-, and low-magnetic responses, as defined by Pediment's geophysical programs and available government data.

Project background
The 14,000-hectare Caborca project is located south of the town of Caborca, which is the regional business and population centre for northwest Sonora State. Highways, electrical power and waterlines all cross through Pediment's holdings and railhead is within 10 km of the concessions.

During the summer of 2006, Pediment carried out a program of reconnaissance Induced Polarization (RIP) at the Caborca project, which identified two large chargeability anomalies under the valley floor to the east and south east of Lista Blanca ridge. During the summer of 2007 Inmet funded two follow up dipole-dipole IP surveys totalling 40 line kilometres conducted by Gradient Geophysics of Missoula, Montana. These programs were designed to further define the RIP anomalies and were recently completed with encouraging results. The dipole-dipole surveys confirmed the earlier RIP anomalies, indicating several large areas of high chargeability/low resistivity characteristic of buried porphyry mineralization. Pediment and Inmet have received initial interpretations from Gradient and will add this information to Pediment's website once the final report is received.

The targets are located in a broad pediment covered valley. Pediment investigated the area after the discovery that surrounding outcropping areas contained quartz-tourmaline copper veins and Pediment drilling at Lista Blanca ridge (see Pediment's news release, October 18, 2006) indicated the Lista Blanca copper-gold occurrences were hosted by a large hydrothermal breccia or elongated "breccia pipe". Quartz-tourmaline veins and large hydrothermal breccia zones are commonly found proximal to known copper-gold porphyry systems.   Pediment's VP Exploration Mel Herdrick noted "these are large anomalies and it will require a number of holes to properly investigate them. Nonetheless, there is clear potential for the project to host one or more substantial copper-gold porphyry bodies. We're gratified that our partner, Inmet Mining, concurs with our interpretation and is prepared to aggressively test it."

Drilling at Caborca will continue for the next several weeks and results will be reported once they have been received, compiled and interpreted by Pediment and Inmet.

Agreement with Inmet Mining Corp.
Pediment has an agreement with **Inmet Mining Corp.** to explore the Caborca project in which Pediment is the initial operator. The agreement grants Inmet an option to earn up to 70% of the Caborca copper project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.

_____

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Upon earning its 70% interest, a Joint Venture between Pediment and Inmet will be formed, with each party paying their pro rata share of ongoing expenses. Pediment may elect not to contribute and have its interest ultimately reduce to sliding scale copper and gold Net Smelter Return royalties. At current copper and gold prices the copper royalty would be 3% and the gold royalty 2%. The agreement with Inmet allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The agreement excludes the adjacent 100% owned Lista Blanca zone which was drilled by Pediment last year.

Vice President, Exploration Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101, and has approved the information contained in this release. Pediment Exploration is a well financed, aggressive exploration company with a main focus on precious metals exploration in western Mexico, and is actively exploring a series of projects in Baja California Sur and Sonora. Pediment controls ten 100% owned projects and has over $10 million in working capital.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On Behalf of the Board
Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD
Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

_____

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1L6
(“Pediment” or the “Company”)

Item 2 Date of Material Change

October 18, 2007.

Item 3 News Release

The news release was disseminated on October 18, 2007 by way of Stockwatch.

Item 4 Summary of Material Change

The Company reports that a 2,000 metre, HQ-diameter, core drilling program has begun at the Caborca project.

Item 5 Full Description of Material Change
5.1 Full Description of Material Change

Pediment Exploration is pleased to report that a 2,000-metre, HQ-diameter, core drilling program has begun at its Caborca project in the Sonora-Mojave Megashear mineral belt in Sonora, Mexico. The program is funded by Inmet Mining (IMN-T) which can earn a 70% interest in the Caborca project by funding $5 million in exploration over four years. The drill program is designed to test copper-gold porphyry targets defined by IP geophysical surveys in conjunction with geological mapping and interpretation of surrounding, nearby outcrops which are indicative of porphyry mineralization. Pediment has contracted Layne de Mexico to carry out the drilling program in the Caborca project.

The drill program will consist of six holes, divided between the northern (Lista Blanca) and southern (San Juan) anomalies, respectively. Both anomalies are typified by high-chargeability-, and low-magnetic responses, as defined by Pediment’s geophysical programs and available government data.

Project Background
The 14,000-hectare Caborca project is located south of the town of Caborca, which is the regional business and population centre for northwest Sonora State. Highways, electrical power and waterlines all cross through Pediment’s holdings and railhead is within 10 km of the concessions.

During the summer of 2006, Pediment carried out a program of reconnaissance Induced Polarization (RIP) at the Caborca project, which identified two large chargeability anomalies under the valley floor to the east and south east of Lista Blanca ridge. During the summer of 2007 Inmet funded two follow up dipoledipole IP surveys totalling 40 line kilometres conducted by Gradient Geophysics of Missoula, Montana. These programs were designed to further define

the RIP anomalies and were recently completed with encouraging results. The dipole-dipole surveys confirmed the earlier RIP anomalies, indicating several large areas of high chargeability/low resistivity characteristic of buried porphyry mineralization. Pediment and Inmet have received initial interpretations from Gradient and will add this information to Pediment's website once the final report is received.

The targets are located in a broad pediment covered valley. Pediment investigated the area after the discovery that surrounding outcropping areas contained quartz-tourmaline copper veins and Pediment drilling at Lista Blanca ridge (see Pediment's news release, October 18, 2006) indicated the Lista Blanca copper-gold occurrences were hosted by a large hydrothermal breccia or elongated "breccia pipe". Quartz-tourmaline veins and large hydrothermal breccia zones are commonly found proximal to known copper-gold porphyry systems. Pediment's VP Exploration Mel Herdrick noted "these are large anomalies and it will require a number of holes to properly investigate them. Nonetheless, there is clear potential for the project to host one or more substantial copper-gold porphyry bodies. We're gratified that our partner, Inmet Mining, concurs with our interpretation and is prepared to aggressively test it."

Drilling at Caborca will continue for the next several weeks and results will be reported once they have been received, compiled and interpreted by Pediment and Inmet.

Agreement with Inmet Mining Corp.

Pediment has an agreement with Inmet Mining Corp. to explore the Caborca project in which Pediment is the initial operator. The agreement grants Inmet an option to earn up to 70% of the Caborca copper project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years. Upon earning its 70% interest, a Joint Venture between Pediment and Inmet will be formed, with each party paying their pro rata share of ongoing expenses. Pediment may elect not to contribute and have its interest ultimately reduce to sliding scale copper and gold Net Smelter Return royalties. At current copper and gold prices the copper royalty would be 3% and the gold royalty 2%. The agreement with Inmet allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The agreement excludes the adjacent 100% owned Lista Blanca zone which was drilled by Pediment last year.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

October 18, 2007.



October 22, 2007

La Colorada, Gold-Silver Deposits Being Acquired For High-Grade Testing

Pediment Exploration Ltd (PEZ.V) is pleased to announce that it has negotiated the exclusive option to purchase the past producing La Colorada gold-silver mine property. The property is located approximately 40 km southeast of Hermosillo, Sonora State, Mexico. La Colorada originally operated as a high-grade underground mine, which closed at the start of the Mexican Revolution in 1914. During the period 1993-2000 Eldorado Gold Corp developed a bulk tonnage heap leach operation from several open pits; although the operation was sold in late 2000, production continued by a private Mexican owner until April 2002. La Colorada was until recently Sonora's largest historic gold producer. Currently the La Herradura mine is Sonora's largest producing gold mine.

Pediment's decision to option the project is based on developing a modified geological model for the formation of the La Colorada vein and stockwork deposits following field investigations and a review of historic data.   During the main historic mining period from 1876-1914 the production of more than 3 million ounces of gold was recorded. In I990 the Mexican Geological Service (SGM) measured 1.5 million tons of tailings that were utilized at the start of the open pit production by Eldorado in 1993. The last formal resource estimates for the open pit project were done by Eldorado in 2000. These estimates, as indicated below, are not compliant with NI 43-101 and should not be relied upon, and are reproduced as historic reporting only. Pediment has not independently verified these estimates.

In Feb. 2000 Eldorado published estimated bulk tonnage open pit reserves of 4,115,200 tonnes averaging 1.18 g/t gold (155,900 ounces) within an open pit resources of 21,534,300 tonnes at 0.87 g/t gold (599,300 ounces, total). Production records provided by the current owner show 3,617,340 tonnes of about 0.9 g/t gold were mined following that estimate. In early 1998 Eldorado reported an intersection of 9.4 metres of 31.27 g/t gold which included 3 metres of 80.14 g/t gold.

Pediment plans initially to conduct studies of the engineering and environmental parameters for dealing with the existing resource and workings while it completes database and geological studies to outline new targets for testing as possible high-grade ore sources. Pediment's primary goal is to test the project's high-grade vein potential, using exploration parameters for epithermal gold-silver systems (see below). This will include evaluating both the bulk tonnage and high-grade potential of structures for which there is limited indication of past exploration testing.

Geological Background
The La Colorada gold vein deposits are hosted in a volcano-sedimentary sequence that has been locally altered to skarn by magma intrusions. Veins are focused along east-west and northeast-southwest trending structures that dip to the north and northwest at moderate angles, and cut across the skarn and intrusions. Surface mining was focused along three structures, the upper parts of which flare out into stockwork zones. Eight different structures in the La Colorada mine area appear to have older underground workings in gold bearing quartz veins. Past reports indicated the gold deposits formed under mesothermal or deep epithermal conditions, and implied a genetic relationship to the Cretaceous aged magma intrusions that created the skarn. Recent fluid-inclusion studies on veins indicate a low-temperature regime in the epithermal range, and radiometric age determinations indicate ages younger then those for the Cretaceous period of magma intrusion. In addition to this, recent investigations indicate some veins cut Miocene aged volcanic rocks, which suggests the vein forming period at La Colorada is as young as the veins of the Sierra Madre Occidental gold-silver belt located to the east of La Colorada.

Pediment has an option to acquire 100% of 18 concessions held by private owners and is also working with Industrias Peñoles S.A.de C.V. ("Peñoles") for acquisition of an additional 5 concessions. In order to acquire the 18 concessions plus 1130 hectares of surface holdings that includes production plant and

_____

offices, Pediment must make an initial payment of US$1.1 million, followed by additional payments totaling US$1.8 million over a 2 year period.

President Gary Freeman comments "We are excited by the opportunity of adding to our portfolio the potential for high-grade resources in an under-explored, historically rich gold district. Adding this program to the on-going expansion drilling at the San Antonio bulk tonnage gold project in Baja California Sur and the early phase targeting programs in the Megashear trend of western Sonora fully brackets the gold potential of northwestern Mexico's precious metals belts. We are maintaining our goal of developing new precious metals resources within good infrastructure that allows us to move projects forward at a reasonable cost."

The successful expansion and in-fill drill testing program at San Antonio in Baja Sur continues. Results from drill testing of the bulk tonnage Los Planes discovery within this project will be reported as they are compiled.

Vice President, Exploration Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101 and has approved the information contained in this release.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On Behalf of the board

Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD.
Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended related to the option to purchase the past producing La Colorada gold-silver mine property and the company's initial plans for studies and research on the project. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties .

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.
_____

PEDIMENT EXPLORATION LTD.

#720 – 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 683-6557

Form 51-102F3
Material Change Report

Item 1:   Name and Address of Company

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1L6
("Pediment" or the "Company")

Item 2   Date of Material Change

October 22, 2007.

Item 3   News Release

The news release was disseminated on October 22, 2007 by way of Marketwire.

Item 4   Summary of Material Change

The Company has negotiated the exclusive option to purchase the past producing La Colorada gold-silver mine mineral property prospect.

Item 5   Full Description of Material Change
5.1   Full Description of Material Change

Pediment Exploration Ltd (PEZ.V) has negotiated the exclusive option to purchase the past producing La Colorada gold-silver mine property. The property is located approximately 40 km southeast of Hermosillo, Sonora State, Mexico. La Colorada originally operated as a high-grade underground mine, which closed at the start of the Mexican Revolution in 1914. During the period 1993-2000 Eldorado Gold Corp developed a bulk tonnage heap leach operation from several open pits; although the operation was sold in late 2000, production continued by a private Mexican owner until April 2002. La Colorada was until recently Sonora's largest historic gold producer. Currently the La Herradura mine is Sonora's largest producing gold mine.

Pediment's decision to option the project is based on developing a modified geological model for the formation of the La Colorada vein and stockwork deposits following field investigations and a review of historic data.   During the main historic mining period from 1876-1914 the production of more than 3 million ounces of gold was recorded. In I990 the Mexican Geological Service (SGM) measured 1.5 million tons of tailings that were utilized at the start of the open pit production by Eldorado in 1993. The last formal resource estimates for the open pit project were done by Eldorado in 2000. These estimates, as indicated below, are not compliant with NI 43-101 and should not be relied upon, and are reproduced as historic reporting only. Pediment has not independently verified these estimates.

In Feb. 2000 Eldorado published estimated bulk tonnage open pit reserves of 4,115,200 tonnes averaging 1.18 g/t gold (155,900 ounces) within an open pit resources of 21,534,300 tonnes at 0.87 g/t gold (599,300 ounces, total). Production records provided by the current owner show 3,617,340 tonnes of about 0.9 g/t gold were mined following that estimate. In early 1998 Eldorado reported an intersection of 9.4 metres of 31.27 g/t gold which included 3 metres of 80.14 g/t gold.

Pediment plans initially to conduct studies of the engineering and environmental parameters for dealing with the existing resource and workings while it completes database and geological studies to outline new targets for testing as possible high-grade ore sources. Pediment's primary goal is to test the project's high-grade vein potential, using exploration parameters for epithermal gold-silver systems (see below). This will include evaluating both the bulk tonnage and high-grade potential of structures for which there is limited indication of past exploration testing.

Geological Background
The La Colorada gold vein deposits are hosted in a volcano-sedimentary sequence that has been locally altered to skarn by magma intrusions. Veins are focused along east-west and northeast-southwest trending structures that dip to the north and northwest at moderate angles, and cut across the skarn and intrusions. Surface mining was focused along three structures, the upper parts of which flare out into stockwork zones. Eight different structures in the La Colorada mine area appear to have older underground workings in gold bearing quartz veins. Past reports indicated the gold deposits formed under mesothermal or deep epithermal conditions, and implied a genetic relationship to the Cretaceous aged magma intrusions that created the skarn. Recent fluid-inclusion studies on veins indicate a low-temperature regime in the epithermal range, and radiometric age determinations indicate ages younger then those for the Cretaceous period of magma intrusion. In addition to this, recent investigations indicate some veins cut Miocene aged volcanic rocks, which suggests the vein forming period at La Colorada is as young as the veins of the Sierra Madre Occidental gold-silver belt located to the east of La Colorada.

Pediment has an option to acquire 100% of 18 concessions held by private owners and is also working with Industrias Peñoles S.A.de C.V. ("Peñoles") for acquisition of an additional 5 concessions. In order to acquire the 18 concessions plus 1130 hectares of surface holdings that includes production plant and offices, Pediment must make an initial payment of US$1.1 million, followed by additional payments totaling US$1.8 million over a 2 year period.

President Gary Freeman comments "We are excited by the opportunity of adding to our portfolio the potential for high-grade resources in an under-explored, historically rich gold district. Adding this program to the on-going expansion drilling at the San Antonio bulk tonnage gold project in Baja California Sur and the early phase targeting programs in the Megashear trend of western Sonora fully brackets the gold potential of northwestern Mexico's precious metals belts. We are maintaining our goal of developing new precious metals resources within good infrastructure that allows us to move projects forward at a reasonable cost."

The successful expansion and in-fill drill testing program at San Antonio in Baja Sur continues. Results from drill testing of the bulk tonnage Los Planes discovery within this project will be reported as they are compiled.

Vice-President, Exploration Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101 and has approved the information contained in this material change report.

profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties .

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

October 25, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)

Date: October 25, 2007   By /s/ Gary Freeman
                                    Gary Freeman, President/CEO/Director